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EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	Nine Months Ended September 30, 2004		2003		2002		2001		2000		1999
EARNINGS
Income from continuing operations before income from equity investees	104,881		59,295		64,836		43,671		77,502		(103,360)
Add: Fixed Charges	37,983		42,622		36,157		34,409		33,283		25,974
Distributed income of equity investees	444		395		—		—		—		—
Subtract: Capitalized Interest	(207)		(524)		(773)		(153)		—		—

Total Earnings(1)	143,101		101,788		100,220		77,927		110,785		(77,386)

FIXED CHARGES
Interest Expensed and Capitalized	32,408		35,750		29,830		29,235		28,691		21,139
Amortization of Debt Expense	2,900		3,787		3,676		2,667		2,051		2,201
Portion of rent expense related to interest (33%)	2,675		3,085		2,651		2,507		2,541		2,634

Total Fixed Charges	37,983		42,622		36,157		34,409		33,283		25,974

RATIO OF EARNINGS TO FIXED CHARGES(2)(3)	3.77	x	2.39	x	2.77	x	2.26	x	3.33	x	—

(1)
For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of pretax income from continuing operations plus fixed charges (excluding capitalized interest). "Fixed charges" represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest.

(2)
The 1999 and 2000 periods include losses of $1.5 million and $15.1 million, respectively, related to early extinguishment of debt previously classified as extraordinary items. Effective with our adoption of SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" in January 2003, such items are included in income from continuing operations.

(3)
In 1999, available earnings failed to cover fixed charges by $103.4 million.

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  EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES